OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☐ Government Securities Dealer
   - C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

24007854

4. A. Full name of the financial institution Bank of New York Mellon

   B. Address of principal office of financial institution:

   240 Greenwich Street
   Address

   New York | NY | 10286
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address

   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   Address

   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Rosemary Francavilla	Senior Vice President - BNY	212-815-4596

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
160 Queen Victoria Street	London		EC4V	London England EC4V 4LA / Government Securities
Friedrich Ebert Anlage 49	Frankfurt		60327	Germany/Govt Secs - occasional back-up London only
500 Grant Street	Pittsburgh	PA	15258	Government Securities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
PLEASE SEE ATTACHED LIST OF SUPERVISORS	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Rosemary Francavilla
Name (First, Middle, Last)

Senior Vice President - BNY
Title

Rosemary Francavilla
Signature

October 11, 2024
Date

Bank of New York Mellon

Registration Number 861137

LIST OF SUPERVISORS as of September 25, 2024

William Quill	Managing Director
Robert Lynch	Managing Director
Richard Mann	Director
Harout Moumdjian	Managing Director
Jeffrey McCormick	Senior Director
David Clifford	Director
Timothy Comerford	Director
Lee Griffin	Director
Ashik Jagtiani	Director
Kieran Lynch	Managing Director
Bianca Gould	Managing Director
Kathleen Kinsella	Managing Director